Exhibit 99.6

ONLINE ASSEMBLY GENERAL MEETING GUIDE 2020

Attending the AGM electronically

This year we will be conducting a virtual AGM, giving you the opportunity to attend the AGM online, using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

Simply go to https://web.lumiagm.com/103059241 in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by login in early. PLEASE DO NOT USE INTERNET EXPLORER

If you have voting rights, select “Login”, password “cenovus2020”, and enter your username and password. If you don’t, select “Guest” and fill in the form.

You will be able to log into the site at 12:00 pm MDT on April 29th, 2020.

NAVIGATION

When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the webcast.

If you would like to watch the webcast press the broadcast icon.

If viewing on a computer, the webcast will appear at the side automatically once the meeting has started.

VOTING

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.

To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

QUESTIONS

Any voting member attending the meeting is eligible to ask questions.

If you would like to ask a question, select the messaging icon

Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

Type your message within the chat box at the bottom of the messaging screen.

Once you are happy with your message click the send button.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. This is to avoid repetition and remove any inappropriate language.